UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Missfresh Limited

(Name of Issuer)

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

60500F 105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 60500F 105

(1)	NAME OF REPORTING PERSONS GFC2 Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON OO

CUSIP NO.: 60500F 105

(1)	NAME OF REPORTING PERSONS Genesis Capital I LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON PN

CUSIP NO.: 60500F 105

(1)	NAME OF REPORTING PERSONS Genesis Capital Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON OO

CUSIP NO.: 60500F 105

(1)	NAME OF REPORTING PERSONS Yuan Capital Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON OO

CUSIP NO.: 60500F 105

(1)	NAME OF REPORTING PERSONS Zhijian Peng
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
(12)	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13G relates to the Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”) of Missfresh Limited (the “Issuer”), and amends and supplements the Schedule 13G (as so amended and supplemented, the “Schedule 13G”) previously filed by Genesis Capital Reporting Persons therein with the Securities and Exchange Commission on February 10, 2022.

The Schedule 13G is hereby amended as follows:

Item 4.	Ownership:

Item 4 is hereby amended and restated in its entirety as follows:

The information required by Items 4(a)—(c) is set forth in Rows (5)—(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

By the end of the third quarter of 2022, Genesis Capital Reporting Persons disposed all of the Class B Ordinary Shares of the Issuer held by them, and ceased to be the beneficial owners of the Issuer. GFC2 Ltd is a subsidiary controlled by Genesis Capital I LP. Genesis Capital I LP is managed by its general partner, Genesis Capital Ltd, which is wholly owned by Yuan Capital Ltd. Yuan Capital Ltd is wholly owned by Mr. Zhijian Peng.

Item 5.	Ownership of Five Percent or Less of a Class:

Item 5 is hereby amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

GFC2 Ltd

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Director

Genesis Capital I LP

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Authorized Signatory

Genesis Capital Ltd

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Director

Yuan Capital Ltd

By:	/s/ Zhijian Peng
Name:	Zhijian Peng
Title:	Director

Zhijian Peng

By:	/s/ Zhijian Peng

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement